UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Date of Report: November 16, 2021

Commission File Number: 001-39307

Legend Biotech Corporation
(Exact Name of Registrant as Specified in its Charter)

2101 Cottontail Lane
Somerset, New Jersey 08873
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Legend Biotech Reports Third Quarter 2021 Financial Results and Recent Highlights

On November 16, 2021, Legend Biotech Corporation (“Legend Biotech”) issued a press release regarding its unaudited financial results for the three and nine months ended September 30, 2021, and recent business highlights, which is attached to this Form 6-K as Exhibit 99.1.

In addition, Legend Biotech is updating its pipeline of product candidates, as set forth below.  The updated pipeline reflects the inclusion of the targets for Legend Biotech’s investigational autologous CAR-T therapies, LB2101 and LB2102, the identification of pancreatic cancer as an indication for LB1908 (CLDN 18.2), and the removal of Legend Biotech’s Phase 1 investigator-initiated clinical trial in China that was evaluating an investigational autologous CAR-T therapy targeting CD33 and CLL-1 for the treatment of acute myeloid leukemia (AML).  This Phase 1 AML clinical trial was terminated after a Phase I dose escalation study revealed a lack of CAR-T expansion and efficacy.

This report on Form 6-K, including Exhibit 99.1 and Exhibit 99.2, is hereby incorporated by reference into Legend Biotech’s Registration Statements on Form F-3 (Registration Nos. 333-257625 and 333-257609) and Legend Biotech’s Registration Statement on Form S-8 (Registration No. 333-239478).

EXHIBIT INDEX

Exhibit	Title
99.1	Press Release, dated November 16, 2021

99.2	Pipeline

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LEGEND BIOTECH CORPORATION
(Registrant)

November 16, 2021	By:	/s/ Ying Huang
Ying Huang, Ph.D.
Chief Executive Officer and Chief Financial Officer